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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BROWN-FORMAN CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
115637-10-0
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	115637-10-0

1	NAMES OF REPORTING PERSONS: Owsley Brown Frazier

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		760,214

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,289,221

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		760,214

WITH:	8	SHARED DISPOSITIVE POWER:

		5,289,221

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,049,435

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210
Item 2.

(a) Name:	Owsley Brown Frazier

(b) Principal Business address:	Frazier Museum & British Royal Armory
829 W. Main Street
Louisville, Kentucky 40202
     (c) United States of America
     (d) Brown-Forman Corporation Class A Common Stock
     (e) 0115637-10-0
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
     (f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
     (g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
     (h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
     (j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     The amount of shares beneficially owned by the undersigned as of December 31, 2006, is as follows:

		Aggregate
		Number
(a)	Beneficially Owned	6,049,435
(b)	Percent of Class	10.6%
(c)	Sole Voting Power	760,214
	Shared Voting Power	5,289,221
	Sole Disposition Power	760,214
	Shared Disposition Power	5,289,221
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     N/A
Item 8. Identification and Classification of Members of the Group.
     N/A
Item 9. Notice of Dissolution of Group.
     N/A

Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2007

/s/ Laura Frazier, Power of Attorney for Owsley Brown Frazier
Owsley Brown Frazier

POWER OF ATTORNEY
     I, OWSLEY BROWN FRAZIER, of Jefferson County, Kentucky, revoke all prior Powers of Attorney and appoint LAURA BROWN FRAZIER my Attorney-in-Fact and grant to Attorney-in-Fact full powers for me and in my name to:
1.	draw, make, and sign any and all checks, contracts, or agreements, and exercise all of my voting rights over assets owned by me;

2.	receive any assets that may be due me;

3.	enter any safety deposit box leased to me individually or jointly;

4.	borrow and lend on my behalf and sell (including on installments), lease, mortgage, pledge, or convey any real or personal property (including, but not limited to, stocks, bonds, other equity or debt instruments, and money market funds) that I may have an interest in at such time;

5.	retain and/or release all liens on any real or personal property that I may now or hereafter own or have an interest in;

6.	sign, with power of substitution and revocation, all tax returns, reports, or Forms 2848, that I may be required or elect to file with any Federal, state or other governmental body, to make tax elections and to pay taxes;

7.	institute or defend legal actions concerning me or my property;

8.	convey any real or personal property to the Trustee of any trust agreement between me and said Trustee and entered into either before or after the date of this instrument;

9.	disclaim, under applicable state law, in whole or part, any transfer to me, or my right of succession, to any interest in property, including a future interest;

10.	renounce or contest a testamentary disposition, or relinquish any part (or all) of any power of appointment or right of withdrawal in whole or part;

11.	exercise all options available to me regarding life insurance including, but not limited to, changing the owner, changing the beneficiary to any trust of which I am the grantor, and cancelling policies;

12.	elect methods of payment for any retirement plans (including IRAs, tax sheltered annuities, and Keogh plans), change IRA custodians and Trustees, change beneficiaries of said plans to any trust of which I am the grantor, elect to roll over distributions from said plans, alter contributions made by me to said plans, make contributions on my behalf, and waive my non-employee spousal rights;

13.	to make gifts, including adjusted taxable gifts, on my behalf in trust or otherwise (including gifts to my attorney-in-fact);

14.	to receive protected health information under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and to authorize the disclosure and use of my protected health information as provided in 45 CFR Part 164, to the extent necessary to carry out any purpose of this Power of Attorney; and

15.	to do and perform in my name all that I might individually do.
     This Power of Attorney authorizes my Attorney-in-Fact to make various property related decisions on my behalf, some of which may relate to my healthcare. Accordingly, I confirm that my Attorney-in-Fact will be treated as my personal representative as provided in 45 CFR Part 164.502(g)(2) to the extent necessary to carry out any purpose of this Power of Attorney. However, my Attorney-in-Fact may not make any health care decisions on my behalf.
     I adopt and ratify all the acts of Attorney-in-Fact which are done in pursuance of this power. Further, this power shall not terminate if I become disabled or because of the passage of time.
     If a court of competent jurisdiction is called upon to appoint someone to handle my financial affairs on my behalf, I request the court to appoint my Attorney-in-Fact.
     Third parties to whom this Power of Attorney is presented may rely upon photostatic or facsimile copies of the original document. Further, they may rely upon a written statement or affidavit of Attorney-in-Fact as to the then current effectiveness of this document.
     Witness my signature on February 11, 2005.

/s/ Owsley Brown Frazier
OWSLEY BROWN FRAZIER

/s/ Craig S. Mooney residing at Louisville, Kentucky
/s/ John P. Davis residing at Louisville, Kentucky

2

COMMONWEALTH OF KENTUCKY	)
	)	SS
COUNTY OF JEFFERSON	)
     Before me, the undersigned authority, on February 11, 2005, personally appeared OWSLEY BROWN FRAZIER, the Principal, Craig S. Mooney, and John P. Davis, known to me to be witnesses whose names are each signed to the foregoing instrument, and all these persons being first duly sworn, the Principal declared to me and to the witnesses in my presence that the instrument is the Power of Attorney of the Principal and that the Principal has willingly signed and that the Principal executed it as a free and voluntary act for the purposes therein expressed; and each of the witnesses stated to me in the presence and hearing of the Principal, that the witness signed as witness and to the best of such witness’s knowledge, the Principal was 18 years of age or over, of sound mind and under no constraint or undue influence.
     My Commission expires: 6/24/07.

/s/ Bruce K. Dudley
Notary Public

THIS INSTRUMENT PREPARED BY:
/s/ Bruce K. Dudley
————————————————————
Bruce K. Dudley
WYATT, TARRANT & COMBS, LLP
500 West Jefferson Street, Suite 2700
Louisville, Kentucky 40202-2898
502.562.7550

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